TBM Fashion Inc.
Tania Monla

Thursday, November 29, 2001

 Stephen Davis, CEO
My Personal Salon Inc.
1407 Broadway, Suite 1216
New York, NY 10018

 Dear Stephen:

It is with great regret that I hereby inform you of my decision to terminate the contract between My Personal Salon, Inc. and my company. TBM Fashion Inc.

I sincerely hope that circumstances in the future will allow us to work together again. I wish you the best of luck in your future endeavors.

Regards,

Ms. Tania Monla
TBM Fashion Inc.